EXHIBIT 99.1

Concerning Hydro's Previous Libya Engagement

OSLO, Norway, Oct. 4, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA today contacted the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime in the light of preliminary investigations indicating that the company may have utilized a previously mentioned consultancy company, in connection with petroleum operations in Libya, more actively than initially assumed.

On Tuesday President and CEO Eivind Reiten requested attorney Jan Fougner of the Oslo law firm Wiersholm to head an internal investigation of the company's previous Libyan portfolio, which Hydro acquired from Saga Petroleum in 1999 and which was transferred to StatoilHydro ASA on October 1, 2007 as part of the merger. The U.S. law firm Shearman & Sterling LLP is assisting the investigation team.

The investigations so far indicate that Hydro may have had more extensive contact, and made more active use of the consultancy firm in question, than has previously emerged. The investigations, the purpose of which is to throw more light on all aspects of the circumstances surrounding Hydro's engagement in the Libyan petroleum sector, are being conducted in close cooperation with StatoilHydro, as well as Norwegian and relevant international authorities.

Though no final time limit has been set for the conclusion of the review, the purpose is to achieve a swift clarification.

"When, on Friday, I was first briefed about payments that might be in conflict with ethical guidelines, I had two immediate concerns: Firstly, that no stone should be left unturned in order to get to the bottom of the matter. Secondly, I saw that this situation presented difficulties for me in my role as chairman of the board of StatoilHydro. I therefore declared myself disqualified by reason of partiality," states President and CEO Reiten.

"Out of consideration to StatoilHydro, I have after careful consideration decided that it is right for me to stand down from my position as chairman of the board of StatoilHydro."

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, we are providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by us or on our behalf may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause our actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to: our continued ability to reposition and restructure our upstream and downstream Aluminium business; changes in availability and cost of energy and raw materials; global supply and demand for aluminium and aluminium products; world economic growth, including rates of inflation and industrial production; changes in the relative value of currencies and the value of commodity contracts; trends in Hydro's key markets and competition; and legislative, regulatory and political factors. For a detailed description of factors that could cause our results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of our Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro
          Press Contact:
          Inger Sethov
            +47 22532036
            Cell: +47 95022359
            Inger.Sethov@hydro.com
          Investor Contact:
          Stefan Solberg
            +47 22539280
            Cell: +47 91727528
            Stefan.Solberg@hydro.com